UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one): ☐Form 10-K   ☐Form 20-F   ☐Form 11-K   ☒Form 10-Q   ☐Form 10-D   ☐Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2010

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended: ____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

First Blush Brands, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

9595 Wilshire Boulevard, Suite 900
Address of Principal Executive Office (Street and Number)

Beverly Hills, CA  90212
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The Registrant is in the process of preparing and reviewing its financial information.  The process of compiling and disseminating the information required to be included in the Form 10-Q for the relevant fiscal quarter, as well as the completion of the required review of the Registrant’s financial information, could not be completed without incurring undue hardship and expense.  The Registrant undertakes the responsibility to file such quarterly report no later than five days after its original due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Barrett Carrere 310-717-8942
(Name) (Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed. If answer is no, identify report(s).
Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

First Blush Brands, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 17, 2010	By:	/s/ Barrett Carrere
Barrett Carrere Chief Financial Officer

Attachment to Form 12b-25
by First Blush Brands, Inc.

Based on preliminary unaudited results of operations, the Registrant anticipates that it will report an increase in revenue to $1,784 for the three month period ending June 30, 2010, from $0 for the three month period ended June 30, 2009, due to the May 2010 acquisition of all of the outstanding securities of First Blush, Inc. (“FBI”).  Based on preliminary unaudited results of operations, the Registrant anticipates that revenue of FBI for the three month period ending June 30, 2010 will be approximately $1,789, compared to $206,171 for the three month period ended June 30, 2009.

This Form 12b-25 contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, and Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “project,” and similar expressions. These statements reflect the Registrant’s current expectations and are based upon information presently available to the Registrant and assumptions that it believes to be reasonable. The Registrant does not assume any duty to update these statements should such information change or should it no longer believe the assumptions to be reasonable.  Actual results may differ from those set forth in the forward-looking statements.  These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors.